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DAVIS POLK & WARDWELL

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File No. ~~82-5134~~

September 8, 2005

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated October 19, 2005 regarding the October 18, 2005 meeting of the Board of Directors during which the Board approved the third quarter unconsolidated financial statements.

2. Third quarter financial statements of Telefónica Móviles Perú Holding S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren Macioce
Legal Assistant

Enclosures

English Summary for Telefónica Móviles Perú Holding S.A.A.

– Letter to CONASEV, dated October 19, 2005 regarding the October 18, 2005 meeting of the Board of Directors during which the Board approved the third quarter unconsolidated financial statements of Telefónica Móviles Perú Holding S.A.A.

– Third quarter financial statements of Telefónica Móviles Perú Holding S.A.A.


SEC MAIL PROCESSING
RECEIVED
OCT 2 6 2005
WASH, D.C. 192 SECTION

Lima, 19 de octubre de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día de ayer 18 de octubre de 2005, se ha adoptado por unanimidad el siguiente acuerdo:

- Se aprobaron los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 30 de septiembre de 2005.

Tanto los Estados Financieros Individuales y el Informe de Gerencia, como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

File No. 82-5134


SEC MAIL
PROCESSING
RECEIVED
OCT 2 6 2005
SECTION
WASH., D.C.
192

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A.

Julio - Setiembre 2005

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2005:

1) En julio, el Directorio aprobó los estados financieros individuales y consolidados (no auditados) correspondientes al segundo trimestre de 2005.

2) Asimismo, se comunicó que se había designado como auditores externos para el ejercicio 2005 a los señores Medina, Zaldivar, Paredes & Asociados Sociedad Civil, Miembro de Ernst & Young Global.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Discusión y análisis de los resultados del tercer trimestre y nueve meses finalizados el 30 de setiembre de 2005[1]

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el tercer trimestre, el Producto Bruto Interno (PBI) habría crecido alrededor de 5,0%. Como se puede observar en el gráfico hay una tendencia descendente en las tasas de crecimiento interanuales. A pesar de dicha tendencia, de acuerdo con la última encuesta de expectativas macroeconómicas realizada por el Banco Central de Reserva (BCR) a fines de setiembre, el consenso de analistas económicos espera que el 2005 finalice con un crecimiento de 5,6% (la mayor expansión en ocho años). Los motores del crecimiento son varios: exportaciones (tradicionales y no tradicionales), inversión privada en diferentes sectores (minería, construcción, industria, entre otros) y gasto público (principalmente gasto corriente). Asimismo, los 51 meses consecutivos de crecimiento han impactado favorablemente en la confianza de consumidores y empresarios. Cabe resaltar que a diferencia de períodos expansivos anteriores, éste se da sin incurrir en desequilibrios macroeconómicos. Por el contrario, este año, de acuerdo con el consenso de analistas se alcanzaría el primer superávit en cuenta corriente en 20 años y las reservas internacionales han alcanzado niveles elevados (US$13 695 millones a fines de setiembre, lo que representa una cobertura de 14 meses de importaciones). Por el lado fiscal, el consenso de mercado espera que el gobierno cumpla con su meta de déficit de 1,0% del PBI.


PBI
(Var. % respecto del mismo período del año anterior)
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
1997
1998
1999
2000
2001
2002
2003
2004
I-05
II
III (e)

Por el lado de los precios, en el tercer trimestre se registró una deflación de 0,17% y la tasa de inflación de 12 meses descendió a 1,11% (el menor registro desde octubre del 2002), situándose por debajo del límite inferior del rango objetivo del BCR para la inflación de todo el año (1,5%-3,5%). Durante los últimos meses, la tendencia descendente de la inflación ha estado impulsada, en buena medida, por la caída de precios de los alimentos en función a la mayor oferta de productos agrícolas, luego de la recuperación del sector tras la sequía del año 2004. En este escenario, el BCR redujo su proyección de inflación de 2,2% a 1,8% para este año. Incluso, algunos analistas señalan que la inflación podría ser inferior a 1,5%. Ante la ausencia de presiones inflacionarias, el BCR mantiene su tasa de referencia inalterada en 3,0% desde octubre del 2004.

De otro lado, el tipo de cambio finalizó setiembre en niveles de S/.3,322 por dólar, lo que representó una depreciación de 2,1% respecto del trimestre anterior, pero una apreciación de 0,6% respecto de setiembre del 2004. Luego de la estabilidad registrada a lo largo del 2005, el nuevo sol comenzó a depreciarse en la segunda quincena de agosto, lo que se habría producido debido a diversos factores, tales como los siguientes: 1) tasas de interés de corto plazo en dólares superiores a las de nuevos soles, 2) posición de cambio de los bancos en niveles

[1] Para ampliar el análisis se recomienda revisar la información presentada por su subsidiara Telefónica Móviles S.A.

bajos, 3) mayor demanda de dólares por parte de inversionistas institucionales para adquirir bonos, 4) mayor demanda de forwards por parte de inversionistas extranjeros. Por su parte, el BCR ha avalado la depreciación manteniéndose ausente del mercado cambiario. Así, diversos analistas señalan que el BCR estaría buscando imponer un tipo de cambio más depreciado, que lo ayude a cumplir su meta de inflación anual. En los primeros días de octubre ha continuado el nerviosismo en el mercado cambiario y la cotización del dólar casi alcanzó los S/.3,40 por dólar (nivel no visto desde agosto del 2004). No obstante, diferentes analistas económicos e incluso el Ministro de Economía han señalado que podría observarse una corrección parcial del tipo de cambio puesto que las cuentas externas se mantienen sólidas. Así, entre enero y agosto se alcanzó un superávit comercial de US$2 962 millones, 80% más que en similar período del 2004.

Cabe señalar que, si bien la depreciación que acumula la moneda peruana en lo que va del 2005 va en contra de la tendencia regional, el riesgo país (medido a través del índice Embi+ elaborado por JP Morgan) ha descendido más que el de otros países latinoamericanos en los últimos meses. A fines de setiembre, se redujo a 138 puntos básicos, alcanzando mínimos históricos y ubicándose en un nivel similar al de México, país que cuenta con el grado de inversión. Cabe señalar que el 11 de julio, Standard & Poor's mejoró la perspectiva de estable a positivo del rating que asigna a la deuda soberana del Perú (BB o dos niveles por debajo del grado de inversión). De otro lado, a mediados de agosto el Estado peruano prepagó al Club de París US$1 555 millones, correspondientes a deuda con vencimientos hasta el 2009, lo que generará un ahorro anual estimado de US$350 millones en el servicio de deuda externa. La operación fue financiada con emisiones en el mercado local (S/.2 619 millones) y en el mercado externo (US$750 millones).

Resultados del Ejercicio

Los ingresos operativos de la sociedad, derivados del resultado neto de sus subsidiaria Telefónica Móviles S.A., alcanzaron S/. 0,6 millones en el 3T05 y S/. 17,8 millones en los 9M05.

Considerando que los gastos de gestión fueron mínimos, los resultados operativo y neto fueron de S/. 0,5 millones en el 3T05 y de S/.17,5 millones en los 9M05.

Si se considera la consolidación de los resultados de Telefónica Móviles S.A.C y Comunicaciones Móviles del Perú S.A. para el 3T04, los ingresos operativos y el resultado neto del 3T05 de la sociedad habrían registrado un incremento de S/. 10 millones en el 3T05 en comparación con el 3T04. Asimismo, los ingresos operativos y el resultado neto de los 9M05 habrían registrado un incremento con respecto a los 9M04 de S/.81,1 millones y el resultado neto, también hubiera presentado un incremento de 128%, para el mismo periodo, siendo la variación de S/. 81 millones.

Balance General

El principal componente del activo fueron las inversiones, las cuales totalizaron S/. 880 millones, mayores en S/.0,6 millones a las registradas al cierre del 2T05. Por otro lado, el pasivo corriente cerró en S/. 2 millones, mayor en S/. 0,1 millones al del 2T05.

Al cierre del 3T05, el patrimonio neto totalizó S/. 878 millones, mayor en S/. 0,5 millones con relación al observado al cierre del 2T05 debido a la utilidad neta del trimestre.

TABLA 1

TELEFONICA MOVILES PERU HOLDING S.A.A.

ESTADO DE RESULTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2005 (1)

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T04		3T05		9M04		9M05	
		%		%		%		%
Ingresos Operativos	979	**100.0**	570	**100.0**	-2,068	**100.0**	17,774	**100.0**
Gastos Operativos	70	**7.2**	62	**10.9**	209	**-10.1**	215	**1.2**
Resultado Operativo	909	**92.8**	508	**89.1**	-2,277	**110.1**	17,559	**98.8**
Otros Ingresos (Gastos)								
Corección Monetaria - REI	2	**0.2**	0	**0.0**	66	**-3.2**	0	**0.0**
Resultado No Operativo	2	**0.2**	0	**0.0**	66	**-3.2**	0	**0.0**
Resultado antes de Impuestos y Paticipac.	911	**93.1**	508	**89.1**	-2,211	**106.9**	17,559	**98.8**
Impuestos	-5	**-0.5**	0	**0.0**	-5	**0.2**	-31	**-0.2**
Resultado antes de Interés minoritario	906	**92.5**	508	**89.1**	-2,216	**107.2**	17,528	**98.6**
Interés minoritario	0	**0.0**	0	**0.0**	0	**0.0**	0	**0.0**
Resultado Neto	906	**92.5**	508	**89.1**	-2,216	**107.2**	17,528	**98.6**

(1) Los resultados de 2005 y 2004 no son comparables, pues los del 2005 son los de la empresa fusionada. De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables, eliminándose así la generación de la cuenta REI.

En ese sentido, únicamente los datos de los 9M04 y los del 6M04 están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI) al 31 de diciembre de 2004. Cabe precisar, que, a partir del 1ro de enero de 2005, las diferencias en cambio se registran en ingresos o gastos financieros, según sea el caso. Para efectos comparativos, las diferencias en cambio correspondientes al 2T04 y a los 9M04 han sido reclasificadas en esa línea.

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A.
BALANCE GENERAL SOLES (000) AL 30 DE SETIEMBRE DE 2005 (1)
(Fin de Período)

ACTIVO

	3T05	2T05	1T05	4T04	3T04
ACTIVO CORRIENTE			(2)	(2)	(3)
Caja	1	1	1	1	1
Otras cuentas por cobrar	178	173	172	158	154
Gastos pagados por anticipado					
Total activo corriente	179	174	173	159	155
Inversiones	880,113	879,543	866,905	860,652	996,524
TOTAL ACTIVOS	880,292	879,717	867,078	860,811	996,679

PASIVO Y PATRIMONIO NETO

	3T05	2T05	1T05	4T04	3T04
PASIVO CORRIENTE			(2)	(2)	(3)
Cuentas por pagar comerciales	3	41	59	4	3
Otras cuentas por pagar	2,026	1,921	1,810	1,760	1,702
Total pasivo corriente	2,029	1,962	1,869	1,764	1,705
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	402,427	402,427	402,427	464,776
Reserva legal	15,691	15,691	15,691	15,691	15,272
Resultados acumulados	80,458	79,950	67,404	61,242	135,239
TOTAL PATRIMONIO NETO	878,263	877,755	865,209	859,047	994,974
TOTAL PASIVOS Y PATRIMONIO NETO	880,292	879,717	867,078	860,811	996,679

(1) De acuerdo al dispositivo del Consejo Normativo de Contabilidad N°031-2004, desde el 1ro. de enero de 2005 se deja de aplicar el ajuste de los estados financieros por el efecto de la inflación, para fines contables.

(2) Para efectos comparativos, la información de estos periodos es proforma, como si la fusión se hubiese realizado a dicha fechas. La fecha efectiva de fusión para efectos de información financiera ocurrió en el 4T04

(3) Corresponden a los Estados Financieros de Telefónica Móviles Perú Holding S.A.A. presentados en dichas fechas, reexpresados a diciembre de 2004, y correspondientes a las inversiones en Telefónica Móviles S.A.C. y no en la empresa fusionada.